Exhibit 99.1

ImmunoPrecise Reports Financial Results and Recent Business Highlights for Full Fiscal Year 2023

  The Company achieved revenue of $20.7 million during the year ended April 30, 2023, a 6.7% increase from the year ended April 30, 2022. YoY growth increases to 9.0% when adjusting for the effects of currency translation.
  The Company recorded total revenue of $5.6 million during the three months ended April 30, 2023, the highest quarterly revenue total the Company has recorded.

VICTORIA, British Columbia--(BUSINESS WIRE)--July 7, 2023--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today announced financial results for the full fiscal year 2023 ended April 30, 2023.

"As we usher in Fiscal Year 2024, we carry with us a strong momentum from the impressive strides we made in the previous year. In the fiscal year ended April 30, 2023, we achieved a revenue of $20.7 million, marking a notable 6.7% (or 9% when adjusting for the effects of currency translation) increase compared to the year ended April 30, 2022. We also recorded our highest quarterly revenue total of $5.6 million in the last quarter ending April 30, 2023. These milestones serve as a testament to the soundness of our strategies and the dedication of our team.

As we look ahead to Fiscal Year 2024, we see immense potential for our in silico suite of services and data management capabilities to further bolster our growth. We expect these innovative offerings to significantly contribute to our financial performance this year and set the stage for long-term success.

Our unwavering commitment to excellence, coupled with our robust pipeline and agile execution, position us to deliver continued strong performance this year and beyond. This is a thrilling period for our company, and we are eager to embark on the new fiscal year, further driving innovation and growth." Stated Dr. Jennifer Bath, CEO of IPA.

Recent and Fiscal 2023 Operational Highlights

  Talem entered into exclusive research collaboration and license option agreement with Astellas targeting an undisclosed protein in the tumor microenvironment (TME)
  Talem presented its latest data on the development of bispecific T-cell engagers targeting TrkB at the annual AACR meeting in Orlando, Florida, in April 2023.
  Talem entered into a multi-target license agreement with OmniAb, Inc to further the development and commercialization of immuno-oncology antibody panels.
  BioStrand entered into a research collaboration and license agreement with BriaCell Therapeutics Corp. (NASDAQ: BCTX, BCTXW) (TSX: BCT)
  IPA’s subsidiary, BioStrand, secured second €460,000 VLAIO research grant.
  BioStrand has successfully solved the Information Integration Dilemma (IID)
  BioStrand® publicly unveiled use case showing solution of the Information Integration Dilemma (IID)
  BioStrand completed the full integration of 20 million Structural HYFTs with DeepMind’s AlphaFold and META’s ESM-2 Fold platforms.
  EPO granted BioKey’s patent application covering the company’s HYFT® Technology used to organize and analyze biological sequence information.
  IPA achieved a record global CRO revenue of $5.6 million in Q4 FY23, representing a 7.3% increase from the previous year, reflecting strong demand and stability.
  IPA secured $4.65M sales orders for future fee-for-service work in Q4, demonstrating market confidence and high demand for services.
  IPA Europe's human phage display and humanization offerings experienced financial growth and improved capabilities with newly generated phage libraries and modernized workflows.
  IPA expanded its single B cell screening capabilities to include species from the camelid family, leading to increased requests for VHH-based discovery programs and new revenue opportunities.
  Talem, a subsidiary of IPA, elevated three key programs with significant value potential, generating interest from prospective partners and focusing on partnering discussions with larger corporations.
  IPA's revenue streams consist of non-cannibalistic in silico technologies, in silico de novo antibody discovery and development partnerships, and a Data Organization and Management Platform, all demonstrating robust growth.
  IPA's commitment to innovation is reflected in its unique platform that integrates biological data dimensions using AI and HYFT technology to unlock valuable insights and connections.
  The ongoing advancements in software development, including LENSai software, have enabled IPA to solve real-life biological problems and overcome the challenges of omics data integration and analysis.
  IPA has strategically positioned itself to capture opportunities in multiple revenue streams, including in silico technologies, de novo antibody discovery, and data organization and management.
  The investor call will dive deeper into IPA's achievements, discuss exciting prospects, and invite participants to join in driving innovation in AI-driven antibody discovery.

Financial Results

Revenue

The Company achieved record revenue of $20.7 million during the year ended April 30, 2023, a 6.7% increase from the year ended April 30, 2022. Revenue growth from the prior year was 9.0% when adjusting for the effect of currency translations. The increase in revenue was primarily driven by growth in the Company’s B cell Select® platform and protein manufacturing services.

Research and development

During the year ended April 30, 2023, research and development expenses increased to $12.3 million from $7.7 million during the year ended April 30, 2022. Expenditures on research activities totaled $10.8 million during the year ended April 30, 2023 (2022 - $6.7 million), including $8.3 million on Talem’s PolyTope® antibody combination therapy. Additional expenditures include compensation expense of $1.2 million (2022 - $0.7 million), and depreciation of $0.2 million (2022 - $0.2 million).

Sales and marketing

Sales and marketing expenses totaled $3.6 million during the year ended April 30, 2023, compared to $2.7 million during the year ended April 30, 2022. Expenditures during the year ended April 30, 2023, include $2.5 million in compensation expense (2022 - $2.1 million), $0.7 million in advertising costs (2022 - $0.5 million), and $0.2 million in travel costs (2022 - $0.03 million).

General and administrative

During the year ended April 30, 2023, general and administrative expenses totaled $19.8 million, an increase of $4.4 million compared to the year ended April 30, 2022. Salaries and benefits increased $2.1 million due primarily to the addition of staff at BioStrand and routine pay increases. The Company recorded an impairment charge of $2.5 million related to the BioStrand cash-generating unit. Professional fees decreased $0.2 million, driven primarily by a decrease in legal costs. Management fees increased $1.3 million due to contracted general managers at the BioStrand site. Share-based payment expenses decreased by $1.0 million.

Other Income / Expense

The Company recorded other income of $0.8 during the year ended April 30, 2023, compared to other income of $0.9 million during the year ended April 30, 2022. The most noteworthy variance is the decrease in unrealized foreign exchange gain of $0.4 million compared to the year ended April 30, 2022, a result of currency revaluations at the current quarter-end exchange rate. Grant income increased $0.3 million compared to the year prior, as the Company recorded the first round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium.

Net Loss

The Company recorded a net loss of $26.6 million during the year ended April 30, 2023, compared to a net loss of $16.7 million during the year ended April 30, 2022. The increased net loss is the result of an increase in gross profit of $0.6 million, offset by an increase in research and development expenses of $4.6 million, an increase in sales and marketing expenses of $0.9 million, an increase in general and administrative expenses of $4.4 million.

Liquidity and Capital Resources

As of April 30, 2023, the Company had cash on hand of $8.4 million compared to $30.0 million as of April 30, 2022, and had working capital of $11.1 million (April 30, 2022 - $28.2 million). During the year ended April 30, 2023, the cash used in operating activities was $19.8 million. As part of investing activities, the Company made equipment purchases of $1.5 million, and paid deferred acquisition payments of $0.6 million. As part of financing activities, the Company received $0.7 million from issuing common shares, and incurred lease repayments of $1.3 million.

Conference Call:

Event Date: July 07, 2023
Event Time: 10:30 ET

Participant Details:

Conference ID: 9236374
Participant Toll-Free Dial-In Number: 1 (888) 550-5658
Participant Toll Dial-In Number: 1 (646) 960-0289
Attendee URL: https://events.q4inc.com/attendee/109374701

The conference call will be webcast live and available for replay via a link provided in the Events section of the company’s IR pages at https://ir.ipatherapeutics.com/events-and-presentations/default.aspx

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements regarding the ability to design and to deliver antibodies to address intracellular targets in a safe and effective manner as well as statements relating to the expected outcome of integrating in silico models and wet-lab experiments. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the targeted antibodies may be very difficult or impractical to design, develop and deliver, that the integration of in silico models, wet-lab experiments and preclinical studies may not yield the expected results, as well as those risks discussed in the Company’s Annual Information Form dated July 10, 2023 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 10, 2023 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Investor contact: investors@immunoprecise.com